UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Peter B. Brandow

Executive Vice President, General Counsel and Secretary

Regal Entertainment Group

7132 Regal Lane

Knoxville, Tennessee 37918

(865) 922-1123

Richard J. Mattera

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, Colorado 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1.	Names of Reporting Persons Regal Entertainment Group I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Not Required

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 24,903,259 shares(1)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 24,903,259 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,903,259 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) CO

(1) Consists of 24,903,259 common membership units of National CineMedia, LLC, which are held by one of Regal Entertainment Group’s wholly owned subsidiaries, Regal CineMedia Holdings, LLC (as more fully explained in Item 5 to this Schedule 13D), and which are immediately redeemable on a one-to-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

CUSIP No. 635309107

1.	Names of Reporting Persons Anschutz Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Not Required

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 24,903,259 shares(1), (2)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 24,903,259 shares(1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,903,259 shares(1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) CO

(2) Anschutz Company beneficially owns 73,708,639 shares of Class A Common Stock (“Class A Common Stock”) of Regal Entertainment Group through its ownership of 23,708,639 shares of Class B Common Stock of Regal Entertainment Group, which are convertible into a like number of shares of Class A Common Stock and 50,000,000 shares of Class A Common Stock.  Such ownership represents approximately 78.3% of the voting power of Regal Entertainment Group.  Therefore, Anschutz Company may be deemed to control Regal Entertainment Group.  Philip F. Anschutz owns 100% of the outstanding capital stock of Anschutz Company.  Therefore, Mr. Anschutz may be deemed to control Anschutz Company.  As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock of National CineMedia, Inc. that may be deemed to be beneficially owned by Regal Entertainment Group.

CUSIP No. 635309107

1.	Names of Reporting Persons Philip F. Anschutz I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 24,903,259 shares(1), (2)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 24,903,259 shares(1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,903,259 shares(1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

(a)           Title and Class of Equity Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

(b)           Name and Address of Issuer:

National CineMedia, Inc. (“Issuer”)

9910 East Nichols Avenue, Suite 200

Centennial, Colorado 80112

Item 2.	Identity and Background

(a)           Name of Persons Filing

This statement is filed by Regal Entertainment Group (“Regal”), Anschutz Company (“Anschutz Company”) and Philip F. Anschutz (“Mr. Anschutz”).

(b)           Address of Principal Business Office

The address of the principal business office for Regal is as follows:

7132 Regal Lane

Knoxville, TN 37918

The address of the principal business office for Anschutz Company and Mr. Anschutz is as follows:

555 17th Street, Suite 2400

Denver, Colorado 80202

(c)           Employment and Principal Business

Mr. Anschutz’s principal employment is as the chairman and chief executive officer of Anschutz Company, whose address is provided in Item 2(b).  The principal business of Anschutz Company is to serve as a holding company for entertainment, media and sports businesses.

The principal business of Regal is to operate movie theaters throughout the United States.

(d)           Certain Criminal Convictions

None

(e)           Certain Civil Judgments

None

(f)            State of Organization and Individual Citizenship

Regal is a Delaware corporation.

Anschutz Company is a Delaware corporation.

Mr. Anschutz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On February 13, 2007, the Issuer, National CineMedia, LLC (“NCM LLC”), Regal CineMedia Holdings, LLC (“Regal CineMedia”), American Multi-Cinema, Inc., Cinemark Media, Inc., Regal Cinemas, Inc. and Cinemark USA, Inc. entered into a Common Unit Adjustment Agreement (“Common Unit Adjustment Agreement”), which is incorporated by reference to Exhibit A hereto.  The Common Unit Adjustment Agreement provides a mechanism for adjusting units in NCM LLC (“NCM Units”) held by the members of NCM LLC (the “Founding Members”), based on increases or decreases in attendance associated with theatre additions and dispositions by each Founding Member.  NCM Units are immediately redeemable on a one-to-one basis for shares of Common Stock, or a cash payment equal to the market price of one share of Common Stock.  The Issuer is the sole manager of NCM LLC, and NCM LLC is the Issuer’s operating subsidiary.

The securities giving rise to this Schedule 13D were obtained pursuant to the terms of the Common Unit Adjustment Agreement, which provides that increases in attendance associated with theatre additions are to be included in a Founding Member’s unit adjustment if arising from acquisition of a theatre or opening of a newly constructed theatre, except that lease renewals and extensions are not included and acquired theatres, subject to an agreement with an alternative cinema advertising provider, will not be included until certain run out payments are made to NCM LLC by the Founding Member acquiring the theatre pursuant to its Exhibitor Services Agreement (“ESA”) or until such third party cinema advertising agreement expires.

Decreases in attendance associated with theatre dispositions are included in the unit adjustment if arising from the closure or sale of a theatre, unless the purchaser or sublessee enters into an agreement with NCM LLC similar to the ESA, the theatre is closed at the end of its lease term in effect on February 13, 2007, the theatre is closed at the end of an initial term of a lease entered into after February 13, 2007, or a non-digitized theatre is closed within the last three years of the term of a lease in effect on February 13, 2007.

The adjustment of membership units pursuant to the Common Unit Adjustment Agreement is conducted annually (“Annual Adjustment”), except that an earlier adjustment will occur for a Founding Member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent adjustment, will cause a change of two percent or more in the total annual attendance (an “Extraordinary Adjustment”).

On April 9, 2008, due to Regal CineMedia’s net new theatres and attendees in 2007, Regal CineMedia received 758,793 NCM Units pursuant to the 2007 Annual Adjustment.  Furthermore, on January 14, 2008, Regal entered into an agreement to acquire Consolidated Theatres, L.L.C., consisting of a total of 28 theatres with 400 screens in Georgia, Maryland, North Carolina, South Carolina, Tennessee and Virginia.  Regal consummated the transaction on April 30, 2008 for a total cash purchase price of $210.0 million, subject to post-closing adjustments.  On May 14, 2008, the Issuer notified Regal that an Extraordinary Adjustment was made due to Regal’s acquisition of Consolidated Theatres, L.L.C., and Regal’s wholly owned subsidiary, Regal CineMedia, received 2,913,754 additional NCM Units.  Thus, including both the 2007 Annual Adjustment and the Extraordinary Adjustment, Regal CineMedia currently owns 24,903,259 NCM Units, or approximately 37.2% of the Issuer’s Common Stock on an as-converted basis.  In accordance with the terms of the Common Unit Adjustment Agreement, no payments were made by or on behalf of any party in exchange for the NCM Units received by Regal CineMedia pursuant to the 2007 Annual Adjustment and the Extraordinary Adjustment.

Item 4.	Purpose of Transaction

Regal CineMedia acquired the NCM Units for investment purposes pursuant to the terms of the Common Unit Adjustment Agreement.  Apart from continuing to give effect to the Common Unit Adjustment Agreement, none of the reporting persons is currently aware of any plans or proposals that would relate to or result in any of the events enumerated in Item 4(a)-(j).

Item 5.	Interest in Securities of the Issuer

(a)       Including the 2,913,754 NCM Units that Regal’s wholly owned subsidiary, Regal CineMedia, obtained on May 14, 2008, Regal currently may be deemed to beneficially own 24,903,259 shares of Common Stock through Regal CineMedia’s ownership of 24,903,259 NCM Units.  NCM Units are immediately redeemable on a one-to-one basis for shares of Common Stock, or a cash payment equal to the market price of one share of Common Stock.  Regal’s beneficial ownership of 24,903,259 shares of Common Stock equals approximately 37.2% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis.

Regal CineMedia is a wholly owned subsidiary of Regal CineMedia Corporation (“RCM”).  RCM is a wholly owned subsidiary of Regal Cinemas Inc. (“RCI”).  RCI is a wholly owned subsidiary of Regal Cinemas Corporation (“RCC”).  RCC is a wholly owned subsidiary of Regal Entertainment Holdings, Inc. (“REH”).  REH is a wholly owned subsidiary of Regal.  As a result, each of them may be deemed to share the power to vote and dispose of the Shares of Common Stock that may be deemed to be beneficially owned by Regal.

Anschutz Company beneficially owns 73,708,639 shares of Class A Common Stock (“Class A Common Stock”) of Regal through its ownership of 23,708,639 shares of Class B Common Stock of Regal, which are convertible into a like number of shares of Class A Common Stock and 50,000,000 shares of Class A Common Stock.  Such ownership represents approximately 78.3% of the voting power of Regal.  Therefore, Anschutz Company may be deemed to control Regal.  Philip F. Anschutz owns 100% of the outstanding capital stock of

Anschutz Company.  Therefore, Mr. Anschutz may be deemed to control Anschutz Company.  As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock that may be deemed to be beneficially owned by Regal.

None of the executive officers or directors of Regal or Anschutz Company, who are listed in Schedule A hereto, owns any shares of Common Stock, except as follows: Richard M. Jones, Vice President, Senior General Counsel and Secretary of Anschutz Company owns 500 shares of Common Stock and has sole voting and dispositive power with respect thereto.  Richard M. Jones purchased such 500 shares for investment purposes with $10,505 of his own funds, and he is the only person with the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such 500 shares.  Each of the reporting persons expressly disclaims beneficial ownership of any shares of Common Stock owned by Richard M. Jones.

By virtue of their relationship, Regal, Anschutz Company or Mr. Anschutz may be deemed to beneficially own the Common Stock subject of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person, other than Regal, named in Item 2 or Schedule A is the beneficial owner of the Common Stock subject of this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)      Regal does not have the sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, any of the Common Stock subject of this Schedule 13D.  Regal has shared power to vote and to direct the vote, and has or may be deemed to have shared power to dispose of or direct the disposition of, the Common Stock subject of this Schedule 13D with the persons listed in Item 5(a).  The information required by Item 2 with respect to each person listed in Item 5(a) is provided below:

•          See Item 2 for information related to Regal, Anschutz Company and Mr. Anschutz.

•          See Schedule A for information related to officers and directors of Regal and Anschutz Company.

•          The information provided below, except for State of Organization, pertains to all of the following Regal subsidiaries: Regal CineMedia; RCM; RCI; RCC; and REH.

•                  Business Address: 7132 Regal Lane, Knoxville, TN 37918

•                  Principal Business: Operation of movie theaters throughout the United States.

•                  Certain Criminal Convictions: None.

•                  Certain Civil Judgments: None.

•                  State of Organization: Regal CineMedia, RCI, RCC and REH are Delaware entities and RCM is a Virginia entity.

(c)       Except as described in this Schedule D, to the knowledge of Regal, Anschutz Company, Mr. Anschutz and the individuals listed in Schedule A, none of the persons listed in Item 5(a) has entered into any transaction involving the securities subject of this Schedule 13D within the past sixty days.

(d)      The Issuer, Regal, Regal CineMedia, American Multi-Cinema, Inc., and Cinemark Media, Inc. are parties to a Director Designation Agreement dated February 13, 2007 (“Director Designation Agreement”), which is incorporated by reference to Exhibit B hereto.  Pursuant to the Director Designation Agreement, so long as Regal owns at least 5% of the total issued and outstanding NCM Units, Regal will have the right to designate two nominees to NCM’s ten-member board of directors.  If at any time and only during such time, Regal owns less than 5% of the total issued and outstanding NCM Units, then Regal will cease to have any rights of designation.  One of the two Regal designees must qualify as an independent director under Nasdaq rules.  Thus, so long as Regal’s designated directors remain on NCM’s board, they will participate in any board decisions regarding the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described in this Schedule 13D, to the knowledge of Regal, Anschutz Company, Mr. Anschutz and the individuals listed in Schedule A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Description

A	Common Unit Adjustment Agreement, incorporated by reference to Exhibit 10.6 to NCM’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.

B	Director Designation Agreement, incorporated by reference to Exhibit 10.10 to NCM’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.

C	Joint Filing Agreement

D	Power of Attorney

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of Regal Entertainment Group, its relevant wholly owned subsidiaries, and Anschutz Company are set forth below.  All of the persons listed below are citizens of the United States of America, unless otherwise indicated, and have responded “none” to Items 2(d) and (e).

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
Michael L. Campbell	7132 Regal Lane Knoxville, TN 37918

•  Chairman, Chief Executive Officer and Director of Regal Entertainment Group

•  President, Chairperson and Director of Regal CineMedia Corporation

•  Chief Executive Officer of Regal CineMedia Holdings, LLC

•  Chief Executive Officer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

Gregory W. Dunn	7132 Regal Lane Knoxville, TN 37918

•  Executive Vice President and Chief Operating Officer of Regal Entertainment Group

•  Vice President and Director of Regal CineMedia Corporation

•  President and Chief Operating Officer of Regal CineMedia Holdings, LLC

•  President, Chief Operating Officer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

Amy E. Miles	7132 Regal Lane Knoxville, TN 37918

•  Executive Vice President and Chief Financial Officer of Regal Entertainment Group

•  Vice President, Treasurer and Director of Regal CineMedia Corporation

•  Executive Vice President and Treasurer of Regal CineMedia Holdings, LLC

•  Executive Vice President, Chief Financial Officer, Treasurer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

Peter B. Brandow	7132 Regal Lane Knoxville, TN 37918

•  Executive Vice President, General Counsel and Secretary of Regal Entertainment Group

•  Vice President and Secretary of Regal CineMedia Corporation

•  Executive Vice President, General Counsel and Secretary of Regal CineMedia Holdings, LLC

•  Executive Vice President, General Counsel and Secretary of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

Alex Yemenidjian	1925 Century Park East Suite 1975 Los Angeles, CA 90067	• Director of Regal Entertainment Group • Chairman of the Board and Chief Executive Officer of Armenco Holdings, LLC

Thomas D. Bell, Jr.	191 Peachtree Street Suite 3600 Atlanta, GA 30303	• Director of Regal Entertainment Group • Chairman and Chief Executive Officer of Cousins Properties, Incorporated

David H. Keyte	707 17th Street, Suite 3600 Denver, CO 80202	• Director of Regal Entertainment Group • Executive Vice President and Chief Financial Officer of Forest Oil Corp.

Lee M. Thomas	50 N. Laura Street Jacksonville, FL 32202	• Director of Regal Entertainment Group • President and Chief Executive Officer of Rayonier, Inc.

Stephen A. Kaplan	333 Grand Avenue 28th Floor Los Angeles, CA 90071	• Director of Regal Entertainment Group • Principal of Oaktree Capital Management, LLC

Jack Tyrrell	1201 16th Avenue South Nashville, TN 37212	• Director of Regal Entertainment Group • Managing Partner of Richland Ventures L.P., Richland Ventures II, L.P. and Richland Ventures III, L.P.

Nestor R. Weigand, Jr.	150 N. Market Wichita, KS 67202	• Director of Regal Entertainment Group • Chairman and Chief Executive Officer of J.P. Weigand & Sons, Inc.

Charles E. Brymer	437 Madison Avenue 20th Floor New York, NY 10022	• Director of Regal Entertainment Group • President and Chief Executive Officer of DDB Worldwide Communications Group, Inc.

Philip F. Anschutz	555 17th Street, Suite 2400 Denver, CO 80202	• Chairman, Chief Executive Officer and Director of Anschutz Company

Cannon Y. Harvey	555 17th Street, Suite 2400 Denver, CO 80202	• President, Chief Operating Officer and Director of Anschutz Company

Craig D. Slater	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President and Director of Anschutz Company

Bruce F. Black	555 17th Street, Suite 2400 Denver, CO 80202	• Executive Vice President and General Counsel of Anschutz Company

Richard M. Jones *	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President, Senior General Counsel and Secretary of Anschutz Company

Wayne A. Barnes	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President and Chief Financial Officer of Anschutz Company

Thomas G. Kundert	555 17th Street, Suite 2400 Denver, CO 80202	• Treasurer and Assistant Secretary of Anschutz Company

Scott T. Carpenter	555 17th Street, Suite 2400 Denver, CO 80202	• Vice President of Anschutz Company

*  See Item 5(a) in this Schedule 13D for a discussion of Common Stock ownership

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2008	REGAL ENTERTAINMENT GROUP

	By:	/s/ Peter B. Brandow
Name: Peter B. Brandow Title: Executive Vice President, General Counsel and Secretary

Date: May 23, 2008	ANSCHUTZ COMPANY

	By:	Philip F. Anschutz
Title: Chairman

		By:	/s/ Robert M. Swysgood
Name: Robert M. Swysgood
Title: Attorney-in-Fact

Date: May 23, 2008	PHILIP F. ANSCHUTZ

		By:	/s/ Robert M. Swysgood
Name: Robert M. Swysgood
Title: Attorney-in-Fact

EXHIBIT C

to

SCHEDULE 13D

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13D dated May 23, 2008, with respect to the Common Stock of National CineMedia, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of May 23, 2008.

REGAL ENTERTAINMENT GROUP

By:	/s/ Peter B. Brandow
Name: Peter B. Brandow Title: Executive Vice President, General Counsel and Secretary

ANSCHUTZ COMPANY

By:	Philip F. Anschutz
Name: Philip F. Anschutz
Title: Chairman

	By:	/s/ Robert M. Swysgood
Name: Robert M. Swysgood
Title: Attorney-in-Fact

PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
Name: Robert M. Swysgood
Title: Attorney-in-Fact

EXHIBIT D

to

SCHEDULE 13D

Power of Attorney

I, Philip F. Anschutz, hereby appoint Robert M. Swysgood, my true and lawful attorney-in-fact to:

(1)                                  execute for me and on my behalf, in my capacity as an individual and in my capacity as an officer and/or director of Anschutz Company and The Anschutz Corporation (the “Companies”), Forms 3, 4, and 5 and Schedules 13D and 13G and any Amendments thereto, in accordance with Sections 13 and 16 of the Securities Exchange Act of 1934 and the rules thereunder;

(2)                                  do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete and execute any such Forms 3, 4, or 5 and Schedules 13D and 13G and any Amendments thereto and timely file such Form, Schedule or Amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)                                  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by the attorney-in-fact on my behalf pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his discretion.

I hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I hereby acknowledge that the foregoing attorney-in-fact, in serving in such capacity at my request, is not assuming, nor are the Companies assuming, any of my responsibilities to comply with Section 13 or 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G and any Amendments thereto, unless I earlier revoke this Power of Attorney in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, I hereby cause this Power of Attorney to be executed as of this 21st day of October, 1999.

/s/ Philip F. Anschutz
Philip F. Anschutz